EXHIBIT 99.5

ADB Systems International Ltd. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 Website: www.adbsys.com (TSX: ADY; OTCBB: ADBYF)

For Immediate Release
ADB to sell Norwegian business unit
Sale to support focus on North American opportunities and generate $3 million

Toronto, ON - May 18, 2006 - ADB Systems International (TSX: ADY; OTCBB: ADBYF), a global provider of asset lifecycle management solutions, announced today that, pending shareholder approval, it will sell 100 percent of its Norwegian business unit to a group of investors, including some members of Norwegian management, for approximately $3 million (CDN) in cash and debt settlement.

“The sale of our Norwegian business unit will allow us to support a number of strategic and financial objectives,” said Jeff Lymburner, CEO of ADB Systems International. “In particular, it will enable us to focus more effort on an exciting array of new North American opportunities, including our joint venture with GE, and it will significantly improve our financial position without any dilution of shareholder value.”

ADB’s senior management and Board of Directors recommend that shareholders approve the financial transaction. ADB shareholders will vote on the sale at the company’s upcoming annual general meeting, scheduled for June 21, 2006 in Toronto. Pending shareholder approval of the transaction, ADB will initiate a name change.

“We are confident that the heightened level of deal flow and strategic activity through our GE joint venture, as well emerging opportunities in the North American government and oil and gas sectors, will continue beyond 2006,” Mr. Lymburner also said. “By increasing our focus on these areas, and selling our stake in Norway, we believe that we will be able to maximize growth potential and fund our operations through to profitability.”

Following the sale of its Norway business unit, ADB will retain access to all technology that will be used to service existing customers. The company also remains committed to the continued evolution of its core suite of technologies that enable customers to optimize the lifecycle of their capital assets.

In the UK, ADB will continue to benefit from existing client commitments. New UK business will be subject to a multi-year shared revenue arrangement with the Norwegian company.

“Since we acquired ADB Systemer in 2001, we expected that the Norwegian business unit would be a steady revenue performer while other areas of ADB, with larger growth and profit potential,

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were being developed,” Mr. Lymburner also said. “While the Norwegian business unit has made improvements recently, we are impacted by Norwegian governmental restrictions that limit the upstream cashflow to a parent company.”

ADB expects that the cash generated from the sale is equal to more than 15 times the projected annual payments that the Norwegian business unit is permitted to make to its parent company under current regulations.

About ADB Systems International Ltd.
ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services. Current customers include BP, GE Commercial Financing, Halliburton Energy Resources, the National Health Service, Paramount Resources, Star Energy, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, a joint business venture with GE. ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company's shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At ADB Systems International Ltd.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@adbsys.com